EXHIBIT 99.1
------------














                        TANGSHAN YIAN BIOLOGICAL
                        ------------------------
                        ENGINEERING CO., LTD.
                        ---------------------
                        (A company incorporated in China)


                        Financial Statements
                        (Expressed in U.S. Dollars)


                        June 30, 2003, December 31, 2002 and 2001







                        Index
                        -----

                        Report of Independent Accountants

                        Balance Sheets

                        Statements of Stockholders' Equity (Deficiency)

                        Statement of Operations

                        Statements of Cash Flows

                        Notes to Financial Statements

MOORE STEPHENS ELLIS FOSTER LTD.
--------------------------------
CHARTERED ACCOUNTANTS
---------------------

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone:  (604) 734-1112 Facsimile: (604) 714-5916
Website:  www.ellisfoster.com

--------------------------------------------------------------------------------


REPORT OF INDEPENDENT ACCOUNTANTS
---------------------------------


To the Board of Directors and Stockholders of
---------------------------------------------

TANGSHAN YIAN BIOLOGICAL ENGINEERING CO., LTD.
----------------------------------------------

We have audited the balance sheets of Tangshan Yian Biological  Engineering Co.,
                                      ------------------------------------------
Ltd.  ("the  Company") as at June 30, 2003,  December 31, 2002 and 2001, and the
----
related statements of stockholders' equity (deficiency), operations and cash flows for the six months ended June 30, 2003, the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Because we were not appointed as auditors of the Company until after December 31, 2002, we were not able to observe the counting of physical inventories as at January 1, 2001 and December 31, 2001, nor satisfy ourselves concerning those inventories quantities by alternative means. We were, therefore, unable to determine whether adjustments to inventories as at January 1, 2001 and December 31, 2001 might be necessary. Since beginning inventories enter into the determination of the results of operations and cash flows, we were unable to determine whether adjustments to cost of sales, net income (loss) for the year, beginning accumulated deficit and cash provided from operations for each of the years in the two-year period ended December 31, 2002 might be necessary.

In our opinion, except for the effect of adjustments, if any, which we might have determined to be necessary had we been able to examine beginning inventory quantities as described in the preceding paragraph, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001, the result of its operations and its cash flows for each of the years in the two-year period ended December 31, 2002, in accordance with generally accepted accounting principles in the United States of America. Further, in our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and December 31, 2002 and the results of its operations and its cash flows for the six months ended June 30, 2003 in conformity with generally accepted accounting principles in the United States of America.



Vancouver, Canada                          "MOORE   STEPHENS  ELLIS FOSTER LTD."
August 13, 2003, except as to Note 13                      Chartered Accountants
which is as of September 24, 2003


--------------------------------------------------------------------------------
M S An independently owned and operated member of Moore Stephens North America, Inc. Members in principal cities throughout North America. Moore Stephens North America, Inc. is a member of Moore Stephens International Limited, members in principal cities throughout the world.

TANGSHAN YIAN BIOLOGICAL
------------------------
ENGINEERING CO., LTD.
---------------------

Balance Sheets
(Expressed in U.S. Dollars)
=======================================================================================================================

                                                                        June 30         December 31         December 31
                                                                           2003                2002                2001
-----------------------------------------------------------------------------------------------------------------------

ASSETS

Current assets
  Cash and cash equivalents                                    $        17,263     $        35,238     $       142,827

  Trade receivables, net of allowance of doubtful accounts              11,594              30,531              61,135
   of $26,109 in 2003, $19,949 in 2002 and $13,657 in 2001

  Other receivables, including related party receivables                17,191              14,770               8,614
    of $6,321 in 2003, $5,439 in 2002 and $3,675 in 2001

  Inventories                                                           81,475              68,848              83,604

  Deferred income taxes                                                      -              47,930                   -
-----------------------------------------------------------------------------------------------------------------------

Total current assets                                                   127,523             197,317             296,180

Deferred income taxes                                                        -                   -              47,930

Property, plant and equipment                                        1,894,958           1,950,772           2,051,294

Investment in Sinovac Biotech Co., Ltd.                                532,139             523,932             722,950
-----------------------------------------------------------------------------------------------------------------------

Total assets                                                   $     2,554,620     $     2,672,021     $     3,118,354
=======================================================================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
  Loans payable                                                $     1,119,324     $     1,115,097     $       869,565
  Accounts payable and accrued liabilities                             705,990           1,454,493             815,427
  Due to related parties                                               677,487           1,225,913           1,437,645
-----------------------------------------------------------------------------------------------------------------------

Total current liabilities                                            2,502,801           3,795,503           3,122,637
-----------------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY (DEFICIENCY)

Paid-in capital                                                      1,130,198             132,850             132,850

Contributed surplus                                                     85,176              79,098              66,912

Accumulated deficit                                                 (1,163,555)         (1,335,430)           (204,045)
-----------------------------------------------------------------------------------------------------------------------

Total stockholders' equity (deficiency)                                 51,819          (1,123,482)             (4,283)
-----------------------------------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                     $     2,554,620     $     2,672,021     $     3,118,354
=======================================================================================================================

The accompanying notes are an integral part of these financial statements.

TANGSHAN YIAN BIOLOGICAL
------------------------
ENGINEERING CO., LTD.
---------------------

Statements of Stockholders' Equity (Deficiency)
(Expressed in U.S. Dollars)
================================================================================================================
                                                                                                           Total
                                                                                                    stockholders
                                               Paid-in       Contributed             Deficit              equity
                                               capital           surplus         accumulated        (deficiency)
----------------------------------------------------------------------------------------------------------------

Balance, December 31, 2000              $     132,850     $      57,144     $      (418,890)    $      (228,896)

Imputed interest                                    -             9,768                   -               9,768

Comprehensive income (loss)
- Net income for the year                           -                 -             214,845             214,845
----------------------------------------------------------------------------------------------------------------

Balance, December 31, 2001                    132,850            66,912            (204,045)             (4,283)
================================================================================================================

Imputed interest                                    -            12,186                   -              12,186

Comprehensive income (loss)
- Net (loss) for the year                           -                 -          (1,131,385)         (1,131,385)
----------------------------------------------------------------------------------------------------------------

Balance, December 31, 2002                    132,850            79,098          (1,335,430)         (1,123,482)
================================================================================================================

Imputed interest                                    -             6,078                   -               6,078

Debt exchange for shares (Note 10f)           997,348                 -                   -             997,348

Comprehensive income (loss)
- Net income for the period                         -                 -             171,875             171,875
----------------------------------------------------------------------------------------------------------------

Balance, June 30, 2003                  $   1,130,198     $      85,176          (1,163,555)    $        51,819
================================================================================================================

The accompanying notes are an integral part of these financial statements.

TANGSHAN YIAN BIOLOGICAL
------------------------
ENGINEERING CO., LTD.
---------------------

Statements of Operations
(Expressed in U.S. Dollars)
======================================================================================================
                                                      Six months
                                                           ended          Year ended        Year ended
                                                         June 30         December 31       December 31
                                                            2003                2002              2001
------------------------------------------------------------------------------------------------------

Sales                                             $      21,903     $       471,473     $     101,107

Cost of sales                                            31,798             288,014            33,456
------------------------------------------------------------------------------------------------------

Gross profit (loss)                                      (9,895)            183,459            67,651
------------------------------------------------------------------------------------------------------

Selling, general and administrative expenses             53,451             727,150           103,912

Research and development expenses                           365             910,417           329,642

Interest and financing expenses                          21,955              43,231            21,086

Depreciation of property, plant and equipment            10,812              21,770             9,356

Equity in net loss of Sinovac                            24,134             118,812            18,578
------------------------------------------------------------------------------------------------------

                                                        110,717           1,821,380           482,574
------------------------------------------------------------------------------------------------------

Operating (loss)                                       (120,612)         (1,637,921)         (414,923)

Gain on disposal of drug licenses                       240,618             502,078           741,528

Dilution gain                                            98,698                   -                 -

Other income                                              1,101               4,458             3,210
------------------------------------------------------------------------------------------------------

Income (loss) before income taxes                       219,805          (1,131,385)          329,815

Deferred Income taxes                                    47,930                   -           114,970
------------------------------------------------------------------------------------------------------

Net income (loss) for the period                  $     171,875     $    (1,131,385)    $     214,845
======================================================================================================

The accompanying notes are an integral part of these financial statements.

TANGSHAN YIAN BIOLOGICAL
------------------------
ENGINEERING CO., LTD.
---------------------

Statements of Cash Flows
(Expressed in U.S. Dollars)
==============================================================================================================
                                                              Six months
                                                                   ended          Year ended        Year ended
                                                                 June 30         December 31       December 31
                                                                    2003                2002              2001
--------------------------------------------------------------------------------------------------------------

Cash flows from (used in)
  operating activities
  Net income (loss) for the period                        $     171,875     $    (1,131,385)    $     214,845
  Adjustments for items not involving cash:
  - depreciation of property, plant and equipment                38,063             110,817            26,873
  - provision for doubtful account                                6,160               6,292            21,890
  - imputed interest                                              6,078              12,186             9,768
  - non-cash compensations                                            -             582,285                 -
  - loss on disposal of property, plant and equipment               210                 481                 -
  - gain on disposal of drug licenses                          (240,618)           (502,078)         (741,528)
  - dilution gain                                               (98,698)                  -                 -
  - equity in net loss of Sinovac                                24,134             118,812            18,578
  - deferred income taxes                                        47,930                   -           114,970
--------------------------------------------------------------------------------------------------------------

                                                                (44,866)           (802,590)         (334,604)
  Change in non-cash working capital items:
  - accounts receivable and others                               11,238              19,920           724,158
  - inventories                                                 (12,627)             14,756            45,821
  - accounts payable and accrued liabilities                      5,107             639,066           499,582
--------------------------------------------------------------------------------------------------------------

Net cash from (used in) operating activities                    (41,148)           (128,848)          934,957
--------------------------------------------------------------------------------------------------------------

Cash flows from (used in)
  financing activities
  Loans proceeds                                                  4,227             245,532           869,565
  Advances from (repayment to) related parties                   18,946            (213,496)         (518,316)
--------------------------------------------------------------------------------------------------------------

Net cash from financing activities                               23,173              32,036           351,249
--------------------------------------------------------------------------------------------------------------

Cash flows used in investing activities
  Acquisition of property, plant and equipment                        -             (10,777)       (1,310,247)
--------------------------------------------------------------------------------------------------------------

Decrease in cash and cash equivalents                           (17,975)           (107,589)          (24,041)

Cash and cash equivalents,
 beginning of period                                             35,238             142,827           166,868
--------------------------------------------------------------------------------------------------------------

Cash and cash equivalents,
 end of period                                            $      17,263     $        35,238     $     142,827
==============================================================================================================

The accompanying notes are an integral part of these financial statements.

TANGSHAN YIAN BIOLOGICAL
------------------------
ENGINEERING CO., LTD.
---------------------

Notes to Financial Statements
June 30, 2003, December 31, 2002 and 2001
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


1.   Nature of Business
-----------------------

     The Company was incorporated under the laws of China on February 9, 1993. Its business is in the research and development, production and sales of pharmaceutical products in China.


2.   Currency of Presentation
-----------------------------

     These financial statements have been prepared in Renminbi ("RMB"), which is the currency of the Company's functional and reporting currency. US dollars equivalent figures presented in these financial statements are determined by translating the amounts at the exchange rate of US$1 = RMB8.28 for the convenience of the readers.


3.   Significant Accounting Policies
------------------------------------

     (a)  Principles of Accounting

          These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     (b)  Accounting Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c)  Cash and Cash Equivalents

          Cash equivalents usually consist of highly liquid investments that are readily convertible to cash with maturities of three months or less when purchased. As at June 30, 2003, December 31, 2002 and 2001, cash and cash equivalents consist of cash only.

     (d)  Inventories

          Inventories are stated at the lower of cost or market with cost generally determined on a first-in, first-out basis. Cost includes direct material, direct labour and manufacturing overheads.

TANGSHAN YIAN BIOLOGICAL
------------------------
ENGINEERING CO., LTD.
---------------------

Notes to Financial Statements
June 30, 2003, December 31, 2002 and 2001
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


3.   Significant Accounting Policies (continued)
------------------------------------

     (e)  Property, Plant and Equipment

          Property, plant and equipment are recorded at cost, including capitalized interest and internal engineering costs. Depreciation of property, plant and equipment generally is computed using the straight-line method based on the estimated useful lives of the assets as follows:

            Land-use rights                               28 years
            Plant and building                            30 years
            Machinery and equipment                       8 - 10 years
            Motor vehicles                                5 years
            Office equipment and furniture                5 years

          Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the asset's carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis.

          The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 144. This statement retains the requirements of SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of " to recognize impairments on Property, Plant and Equipment, but removes goodwill from its scope. The adoption of SFAS No. 144 does not have impact on the Company's financial statements.

     (f)  Income Taxes

          The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

     (g)  Revenue Recognition

          Sales revenue is recognized upon the delivery of goods to customers.

TANGSHAN YIAN BIOLOGICAL
------------------------
ENGINEERING CO., LTD.
---------------------

Notes to Financial Statements
June 30, 2003, December 31, 2002 and 2001
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


3.   Significant Accounting Policies (continued)
------------------------------------

     (h)  Advertising Expenses

          Advertising costs are expensed as incurred and included in selling expenses. There were no advertising costs incurred for the six months ended June 30, 2003, years ended December 31, 2002 and 2001.

     (i)  Research and Development

          Research and development costs are charged to operations as incurred. Research and development costs are listed as a separate line item on the Company's statements of operations.

     (j)  Foreign Currency Transactions

          The Company's functional currency is Renminbi. The Company translates foreign currency transactions into its functional currency in the following manner:

          At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, foreign currency monetary assets, and liabilities are re-evaluated into the functional currency by using the exchange rate in effect at the balance sheet date. The resulting foreign exchange gains and losses are included in operations.

     (k)  Stock-based Compensation

          The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-based Compensation". SFAS 123 encourages, but does not require, companies to adopt a fair value based method for determining expense related to stock-based compensation. The Company accounts for stock-based compensation issued to employees and directors using the intrinsic value method as prescribed under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. The Company does not have stock options outstanding as at June 30, 2003 and the years ended December 31, 2002 and 2001.

     (l)  Comprehensive Income

          The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity. Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners.

TANGSHAN YIAN BIOLOGICAL
------------------------
ENGINEERING CO., LTD.
---------------------

Notes to Financial Statements
June 30, 2003, December 31, 2002 and 2001
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


3.   Significant Accounting Policies (continued)
------------------------------------

     (m)  Earnings Per Share

          Earnings per share number is not presented as the Company is a private corporation.

     (n)  Financial Instruments and Concentration of Credit Risks

          Fair value of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

          The carrying value of cash and cash equivalents, trade receivables and other receivables, loans payable, accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

          The Company is operating in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between US dollars and the Chinese currency RMB. Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash and trade receivables, the balances of which are stated on the balance sheet. The Company places its cash in high credit quality financial institutions. The Company's customers are primarily pharmaceutical and biotechnology companies. Ongoing credit evaluations of customers' financial condition are performed and the Company maintains provision for potential credit losses if necessary. The Company does not require collateral or other security to support financial instruments subject to credit risks. The Company is not subject to significant interest risks.

     (o)  Accounting for Derivative Instruments and Hedging Activities

          The Company has adopted the Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, which requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

          The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

TANGSHAN YIAN BIOLOGICAL
------------------------
ENGINEERING CO., LTD.
---------------------

Notes to Financial Statements
June 30, 2003, December 31, 2002 and 2001
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


3.   Significant Accounting Policies (continued)
------------------------------------

     (p)  New Accounting Pronouncements

          In December  2002,  the  Financial  Accounting  Standard  Board issued
          Statement of Financial Accounting Standard No. 148 (SFAS 148), Accounting for Stock-based Compensation - Transition and Disclosure. SFAS 148 amends SFAS 123, Accounting for Stock-based Compensation, to provide alternative methods for voluntary transition to SFAS 123's fair value method of accounting for stock-based employee compensation. SFAS 148 also requires disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income (loss) and earnings (loss) per share in annual and interim financial statements. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The adoption of SFAS 148 does not have an impact on the Company's financial statements.

          In November 2002, the Financial Accounting Standard Board issued FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of indebtedness of Others - An Interpretation of FASB Statements of No. 5, 57 and 107 and rescission of FASB Interpretation No. 34. This interpretation clarifies the requirements for a guarantor's accounting for and disclosures of certain guarantees issued and outstanding. FIN 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee. FIN 45 is effective for guarantees entered into or modified after December 31, 2002. The adoption of FIN 45 does not have impact on the Company's financial statements.

          In January 2003, the Financial Accounting Standard Board issued FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities - An Interpretation of Accounting Research Bulletin (ARB) No.
          51. This interpretation addressed the requirements for business enterprises to consolidate related entities in which they are determined to be the primary economic beneficiary as a result of their variable economic interest. The interpretation is intended to provide guidance in judging multiple economic interests in an entity and in determining the primary beneficiary. The interpretation outlines disclosure requirements for VIEs in existence prior to January 31, 2003, outlines consolidation requirements for VIEs created after January 31, 2003. The company has reviewed its major commercial relationship and its overall economic interests with other companies consisting of related parties, manufacture vendors, loan creditors and other suppliers to determine the extent of its variable economic interest in these parties. The review has not resulted in a determination that the Company would be judged to be the primary economic beneficiary in any material relationships, or that any material entities would be judged to be Variable Interest Entities of the Company.

TANGSHAN YIAN BIOLOGICAL
------------------------
ENGINEERING CO., LTD.
---------------------

Notes to Financial Statements
June 30, 2003, December 31, 2002 and 2001
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


3.   Significant Accounting Policies (continued)
------------------------------------

     (p)  New Accounting Pronouncements (continued)

          In May 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 addresses certain accounting issues related to hedging activity and derivative instruments embedded in other contracts. In general, the amendments require contracts with comparable characteristics to be accounted for similarly. In addition, SFAS No. 149 provides guidance as to when a financing component of a derivative must be given special reporting treatment in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 does not have an impact on the Company's financial statements.

          In May 2003, the Financial Accounting Standards Board (FASB) approved SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how to classify and measure financial instruments with characteristics of both liabilities and equity. It requires financial instruments that fall within its scope to be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and, for pre-existing financial instruments, as of July 1, 2003. The Company does not have any financial instruments that fall under the guidance of SFAS No. 150 and, therefore, the adoption does not have an effect on the Company's financial statements.


4.   Inventories
----------------

                                 June 30     December 31    December 31
                                    2003            2002           2001
     -------------------------------------------------------------------

     Raw materials             $  14,275       $  14,048      $  26,868
     Finished goods               67,200          54,800         56,736
     -------------------------------------------------------------------

                               $  81,475       $  68,848      $  83,604
     ===================================================================

TANGSHAN YIAN BIOLOGICAL
------------------------
ENGINEERING CO., LTD.
---------------------

Notes to Financial Statements
June 30, 2003, December 31, 2002 and 2001
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


5.   Property, Plant and Equipment
----------------------------------

                                                                    June 30, 2003
                                                    ----------------------------------------------
                                                             Cost      Accumulated       Net book
                                                                      Amortization          Value
     ---------------------------------------------------------------------------------------------

     Land-use rights                                  $   226,577       $   17,533   $    209,044
     Plant and building                                 1,380,103           62,849      1,317,254
     Machinery and equipment                              497,373          146,235        351,138
     Motor vehicles                                        48,175           43,309          4,866
     Office equipment and furniture                        35,964           23,308         12,656
     ---------------------------------------------------------------------------------------------

                                                      $ 2,188,192       $  293,234   $  1,894,958
     =============================================================================================


                                                                  December 31, 2002
                                                    ----------------------------------------------
                                                             Cost      Accumulated       Net book
                                                                      Amortization          Value
     ---------------------------------------------------------------------------------------------

     Land-use rights                                  $   226,577       $   13,487   $    213,090
     Plant and building                                 1,380,103           41,899      1,338,204
     Machinery and equipment                              497,373          118,659        378,714
     Motor vehicles                                        48,175           43,268          4,907
     Office equipment and furniture                        38,422           22,565         15,857
     ---------------------------------------------------------------------------------------------
                                                      $ 2,190,650       $  239,878   $  1,950,772
     =============================================================================================


                                                                  December 31, 2001
                                                    ----------------------------------------------
                                                             Cost      Accumulated       Net book
                                                                      Amortization          Value
     ---------------------------------------------------------------------------------------------

     Land-use rights                                  $   226,577       $    5,395   $    221,182
     Plant and building, construction in progress       1,380,103                -      1,380,103
     Machinery and equipment                              491,202           63,840        427,362
     Motor vehicles                                        48,175           43,185          4,990
     Office equipment and furniture                        37,018           19,361         17,657
     ---------------------------------------------------------------------------------------------
                                                      $ 2,183,075       $  131,781   $  2,051,294
     =============================================================================================

     Depreciation for the six months ended June 30, 2003, years ended December 31, 2002 and 2001 are $55,568, $110,817 and $26,873 respectively.

TANGSHAN YIAN BIOLOGICAL
------------------------
ENGINEERING CO., LTD.
---------------------

Notes to Financial Statements
June 30, 2003, December 31, 2002 and 2001
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


6.   Investment in Sinovac Biotech Co., Ltd. ("Sinovac")
--------------------------------------------------------

     In April 2001, the Company acquired a 24% interest in Sinovac, a company incorporated in China and operating in the business of manufacturing and marketing pharmaceutical products. Consideration for the purchase consisted of the contribution of its inactive Hepatitis A drug license. This transaction was recorded as an investment and a gain on disposition of drug license in the amount of $741,528.

     In April 2002, the Company transferred 2.68% interest of Sinovac to Sino Pharmaceutics Co., Ltd. ("Sino Pharma") as a service compensation. This transaction was recorded as a compensation expense of $105,535 and a gain on the disposition of investment of $25,328.

     During the six-month period ended June 30, 2003, the Company's interest of Sinovac was diluted to 15.72% due to further share issuances by Sinovac. Asae result of this event, the Company recorded a dilution gain of $98,698.


7.   Accounts Payable and Accrued Liabilities
---------------------------------------------

                                                     June 30     December 31     December 31
                                                        2003            2002            2001
     ----------------------------------------------------------------------------------------

     Trade payables                              $   579,401    $    587,923    $    653,267
     Payroll and employee benefits                   110,245          97,494          71,413
     Bonuses                                               -         753,610          88,517
     Sundry                                           16,344          15,466           2,230
     ----------------------------------------------------------------------------------------

                                                 $   705 990    $  1,454,493    $    815,427
     ========================================================================================


8.   Loans Payable
------------------

                                                     June 30     December 31     December 31
                                                        2003            2002            2001
     ----------------------------------------------------------------------------------------

     Loan payable to China High Technology
     Co., Ltd.: RMB 9,000,000 (2002 - RMB
     9,000,000, 2001 - RMB 7,200,000), no
     stated interest rate and due on demand      $ 1,086,957    $  1,086,957    $    869,565

     Employees loan: RMB 268,000 (2002 -
     RMB 233,000, 2001 - Nil) bearing interest
     at 12% per annum and due on demand               32,367          28,140               -
     ----------------------------------------------------------------------------------------

                                                 $ 1,119,324    $  1,115,097    $    869,565
     ========================================================================================

TANGSHAN YIAN BIOLOGICAL
------------------------
ENGINEERING CO., LTD.
---------------------

Notes to Financial Statements
June 30, 2003, December 31, 2002 and 2001
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


9.   Income Taxes
-----------------

     The Company is subject to income taxes in China on its taxable income as reported in its statutory accounts at a tax rate in accordance with the relevant income tax laws applicable to sino-foreign investment enterprises. Pursuant to the same income tax laws, the Company is exempt from income tax for two years starting from its first profit-making year followed by a 15% corporation income tax rate for the next three years.

     The tax effect of temporary differences that give rise to the Company's deferred tax assets (liabilities) are as follows:

                                         June 30    December 31    December 31
                                            2003           2002           2001
     ---------------------------------------------------------------------------

     Tax losses carried forward     $    416,500   $    456,500   $     83,200
     Less: valuation allowance          (416,500)      (408,070)       (35,270)
     ---------------------------------------------------------------------------

     Total deferred tax assets      $          -   $     47,930   $     47,930
     ===========================================================================

     The Company evaluates its valuation allowance requirements on an annual basis based on projected future operations. When circumstances change and this causes a change in management's judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income.

     A reconciliation of the statutory income tax to the Company's effective income tax rate for the six months ended June 30, 2003 and years ended December 31, 2002 and 2001 are as follows:

                                          June 30    December 31    December 31
                                             2003           2002           2001
     ---------------------------------------------------------------------------

     Federal statutory income tax rate        33%            33%            33%
     Loss on equity accounted investment       4%             -              2%
     Non-taxable gain                        (15%)            -              -
     Benefit of loss carry forward             -            (33%)            -
     ---------------------------------------------------------------------------

     Effective income tax rate                22%             -             35%
     ===========================================================================

TANGSHAN YIAN BIOLOGICAL
------------------------
ENGINEERING CO., LTD.
---------------------

Notes to Financial Statements
June 30, 2003, December 31, 2002 and 2001
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


10.  Related Party Transactions
-------------------------------

     Related party transactions that have not been disclosed elsewhere in these financial statements are as follows:

     (a) Amounts due to related parties are unsecured and consist of the following:

                                                       June 30    December 31    December 31
                                                          2003           2002           2001
          -----------------------------------------------------------------------------------

          o    Advances from Sinovac, bearing
               interest at 5% per annum,
               unsecured, with no stated terms
               of repayment                         $  677,487    $   982,175    $ 1,193,918

          o    Advances from Sino Pharma, the
               majority shareholder, non-interest
               bearing                                       -        243,738        243,727
          -----------------------------------------------------------------------------------

                                                    $  677,487    $ 1,225,913    $ 1,437,645
          ===================================================================================

     (b) The Company entered into the following transactions with related parties:

                                                 Six months          Year          Year
                                                      Ended         Ended         Ended
                                                    June 30   December 31   December 31
                                                       2003          2002          2001
          ------------------------------------------------------------------------------

          Sales to Sinovac                      $         -   $   403,698   $         -

          Rental income from Tangshan Yikang
          Biomedical Co., Ltd., a shareholder   $     1,063   $     2,127   $     2,127

          Interest expenses:
          - Sino Pharma                         $     6,078   $    12,186   $     9,768
          - Other shareholders of Sinovac       $    18,189   $    35,223   $    43,208
          ------------------------------------------------------------------------------

     (c) During the fiscal year 2002, the Company transferred its Recombinant Inactive Hepatitis A&B drug license to Beijing Keding Investment Co., Ltd. ("Beijing Keding"), a corporation controlled by the president (who is also a director) and two senior officers of the Company. The Company recorded compensation expenses and a gain on disposition of drug license of $476,750, being the estimated fair market value of drug license.

     (d) During the six months ended June 30, 2003, the Company sold its Influenza Virus HA Vaccine drug license to Sinovac for cash of $353,904, its estimated fair market value. The Company recognized a gain of $240,618 as a result of this transaction.

TANGSHAN YIAN BIOLOGICAL
------------------------
ENGINEERING CO., LTD.
---------------------

Notes to Financial Statements
June 30, 2003, December 31, 2002 and 2001
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


10.  Related Party Transactions (continued)
-------------------------------

     (e) Pursuant to an operating lease agreement, the Company has leased a laboratory to Sinovac for an annual lease of $176,400 (RMB 1,460,400). The lease will commence on July 1, 2003 and has a term of five years.

     (f) On June 30, 2003, the Company issued shares for settlement of the debt owed to a shareholder and certain officers and employees of the Company totalling $997,348.


11.  Segmented Information
--------------------------

     The Company operates exclusively in the biotech sector. The Company's business is considered as operating in one segment based upon the Company's organizational structure, the way in which the operation is managed and evaluated, the availability of separate financial results and materiality considerations. All the Company's assets are located in China and all the revenues are generated in China.


12.  Non-Cash Transactions
--------------------------

     (a) In 2001, the Company contributed Inactive Hepatitis A drug license to Sinovac in exchange for ownership interest in Sinovac (see Note 6).

     (b) In 2002, the Company transferred the ownership interest of Recombinant Hepatitis A&B drug license to Beijing Keding (see Note 10c).

     (c) In 2003, the Company issued shares for debt settlement in the amount of $997,348 (see Note 10f)


13.  Subsequent Event
---------------------

     On September 24, 2003, the Company disposed of all its interest in Sinovac to an individual related to a director of the Company for cash of approximately $1.8 Million. The proceeds are due one year from the completion date.